Exhibit 99.1

BOS BETTER ONLINE SOLUTIONS LTD. ANNOUNCES $2 MILLION

REGISTERED DIRECT OFFERING

RISHON LEZION, Israel, Dec. 30, 2020 (GLOBE NEWSWIRE) -- BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), announced today that it has entered into a definitive agreement with institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants at a combined purchase price of $2.50 in a registered direct offering. The Warrants will have an exercise price of $2.75 per share, will be immediately exercisable and will expire in five years. The closing of the offering is expected to occur on or about January 4, 2020, subject to the satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as sole financial advisor for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-249597) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About B.O.S. Better Online Solutions Ltd.

BOS is a global provider of intelligent systems and services for production and logistics. BOS’ Robotics and RFID Division offers intelligent robotics and RFID systems for industrial and logistics processes as well as for retail store management. BOS’ Supply Chain Division provides electronic components, mainly for the aerospace, defense and other industries worldwide. Its services include the consolidation of components from a vast number of suppliers, long term scheduling and kitting. For more information, please visit our new website: www.boscom.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or a few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; risks associated with completing and successfully integrating an acquisition with BOS’s existing business; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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